Exhibit 12

The Men’s Wearhouse, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Fiscal Year Ended(1)
	January 31, 2015		February 1, 2014		February 2, 2013		January 28, 2012		January 29, 2011
Earnings
Earnings before income taxes	$5,376		$126,808		$197,672		$184,410		$100,530
Add:
Fixed charges	145,771		61,244		57,454		55,939		54,815
Adjusted Earnings	151,147		188,052		255,126		240,349		155,345
Fixed Charges:
Interest expense	68,190		3,205		1,544		1,446		1,456
Loss on extinguishment of debt	2,158		—		—				—
Portion of rent expense under operating leases deemed to be the equivalent of interest	77,581		58,039		55,910		54,493		53,359
Total Fixed Charges	145,771		61,244		57,454		55,939		54,815
Ratio of Earnings to Fixed Charges(2)	1.0	x	3.1	x	4.4	x	4.3	x	2.8	x

(1)  All fiscal years for which financial information is included herein had 52 weeks with the exception of the fiscal year ended February 2, 2013 which had 53 weeks.

(2)  For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges.  Fixed charges consists of interest incurred on indebtedness, including amortization of debt expenses including any discount on indebtedness, loss on extinguishment of debt, if any, and the portion of rental expense under operating leases deemed to be the equivalent of interest.